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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  January 2009

Commission File Number  001-33134

YUCHENG TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)

F28 Tower B, Beijing Global Trade Center, 36 North Third Ring Road East, Dongcheng District Beijing, PRC 100013
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________.

This Form 6-K consists of the following exhibits attached hereto:

1. Press release dated January 8, 2009, relating to Yucheng Updating 2008 Annual Guidance

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YUCHENG TECHNOLOGIES LIMITED

Date: January 8, 2009	By:	/s/ Remington Hu
Name: Remington Hu
Title: Chief Financial Officer

*           Print the name and title under the signature of the signing officer.

EXHIBIT

Exhibit Number                 Description

1. Press release dated January 8, 2009, relating to Yucheng Updating 2008 Annual Guidance

Yucheng Updates 2008 Annual Guidance

BEIJING, January 8, 2009 /PRNewswire-Asia-FirstCall/ -- Yucheng Technologies Limited (NASDAQ: YTEC), a leading provider of IT solutions and services to China’s banking industry, today updated its annual guidance for 2008.

Due to forecasted changes in bank spending patterns that have not materialized, Yucheng’s expectations for 2008 have changed.  Revenues are now expected to be between USD 99M and USD 103M, an increase of approximately 70% compared to 2007.  Our gross and net margins are a result of our product mix, which skewed more heavily towards System Integration than expected in the last six weeks of the fourth quarter 2008.  As a result of the product mix in the fourth quarter 2008, net income expectations have been revised to USD 13.2M to USD 13.5M, an increase of approximately 25% compared to 2007.  The revised 2008 estimates raise revenue and lower net income from our previous guidance, issued November 17, 2008.

Management anticipates that the cash position as of year-end in will be in excess of USD 30M.

”Due to the global financial crisis, our larger bank customers became more conservative in the fourth quarter and have not spent as aggressively on new software and solutions as anticipated,” said Weidong Hong, CEO of Yucheng.  “By contrast, many small to medium-sized banks invested more heavily in hardware projects that will serve as the foundation for future IT Solution and Services projects across our three product lines.  Looking towards 2009, we expect that continuing macroeconomic trends will temper the rate of IT spending.  Therefore, we are planning our business based on top line and bottom line growth of 18-23%.”

Yucheng and its auditor are in the process of reviewing and auditing its fourth quarter results, and will provide complete results in the next quarterly earnings release, scheduled for February 12, 2009.

Cautionary Statement

This document contains estimates of the company's preliminary fourth quarter financial results. The company is continuing to review its financial and operating results, and actual results may differ materially from those contained herein. Financial results could vary from the estimates above based on the final accounting treatment.

About Yucheng Technologies Limited

Yucheng Technologies Limited (NASDAQ: YTEC) is a leading IT service provider to the Chinese banking industry. Headquartered in Beijing, China, Yucheng has approximately 2,000 employees and has established an extensive network for serving its banking clients nationwide, with subsidiaries and representative offices in 23 cities. Yucheng provides a comprehensive suite of IT solutions and services to Chinese banks including: (i) Channel Solutions, such as web banking and call centers; (ii) Business Solutions, such as core banking systems, foreign exchange and treasury management; and (iii) Management Solutions, such as risk analytics and business intelligence. Yucheng is also a leading third-party provider of POS merchant acquiring services in partnership with banks in China.

For further information, please contact:
New York:
Mr. Jim Preissler
+1 646 383 4832
jpreissler@yuchengtech.com

Beijing:
Ms. Rebecca Alexander
+1 914 613 3648
+86 10 5913 7998
ralexander@yuchengtech.com

Safe Harbor Statement

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.